United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 12b-25
                                   -----------

                           NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                   000-323-43
                                                                 ---------------

(Check one:) |X| Form 10-KSB | | Form 20-F | | Form 11-K | | Form 10-Q
             | | Form 10-D | | Form N-SAR | | Form N-CSR
                                                                  CUSIP NUMBER
                                                                   55347V-10-7
                                                                  ------------
For Period Ended: December 31, 2004

| |  Transition Report on Form 10-K
| |  Transition Report on Form 20-F
| |  Transition Report on Form 11-K
| |  Transition Report on Form 10-Q
| |  Transition Report on Form N-SAR

For the Transition Period Ended: __________________

      Nothing in this form shall be construed to imply that the Commission has verified any information herein
                       -----------------------------------

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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Part I -- REGISTRANT INFORMATION

                                MR3 Systems, Inc.
                                -----------------
                             Full Name of Registrant

                          435 Brannan Street; Suite 200
                          -----------------------------
            Address of Principal Executive Office (Street and Number)

                         San Francisco, California 94107
                         -------------------------------
                            City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate) |X|

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -- NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period

      MR3 Systems, Inc. (the "Company") is filing this Form 12b-25 with respect to its annual report on Form 10-KSB for the period ended December 31, 2004 because it requires additional time to complete the preparation and audit of its 2004 financial statements. Since the end of the 2004 fiscal year, the Company has not had sufficient financial resources to both conduct its business operations and allocate resources toward finalizing its financial statements, along with corresponding supporting documentation for review by the Company's independent auditors. In addition, the Company is obligated to provide certain funds in advance to its independent auditors prior to the initiation of their audit review. The Company is currently in negotiation with an independent third party for the investment of material funds into the Company, a portion of which will be used to satisfy the monetary requirements related to finalizing the annual financial statements, subsequent audit, and review of the 10-KSB. Although management cannot guarantee that such third party investment will occur, it is reasonably optimistic that such material funding will occur in a timely manner.

      The Company plans to file its Form 10-KSB for the 2004 fiscal year as soon as practicable, but does not currently expect that such filing will occur on or before the fifteenth day following the required filing date (March 30, 2005) as prescribed by Rule 12b-25 of the Exchange Act of 1934.

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PART IV -- OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

                  Randall S. Reis     (415)          947-1090
                  ---------------     -----          --------
                      (Name)       (Area Code)  (Telephone Number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes | | No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? | | Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                MR3 Systems, Inc.
                                -----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2005                            By: /s/ William C. Tao
                                                    ------------------
                                                    William C. Tao
                                                    Chief Executive Officer

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